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                                    EXHIBIT A

                  Kasen Development, Inc. owns 1,000,000 shares of Series A-3 Preferred Stock (the "Series A-3 Preferred Stock") which shares are convertible into Common Stock of Issuer based upon a conversion ratio that ranges from .60 when the Market Price of the Common Stock is $30.00 and above to .78 when the Market Price of the Common Stock is less than $22.00 (with no conversion permitted if the Market Price of the Common Stock is less than $10.00). The Market Price is determined based on the average closing price for a period, immediately prior to conversion, of consecutive days which includes 20 days on which the Common Stock was traded.

                  Based on the Market Price calculated as of December 31, 1996 the 1,000,0000 shares of Series A-3 Preferred Stock were convertible into 780,000 shares of Common Stock on such date. Kasen Development, Inc. has been informed by the Issuer that as at December 31, 1996 the number of outstanding shares of Common Stock was 13,258,091. The calculation in Item 4(b) is based on the number of shares of Common Stock outstanding as at December 31, 1996 and the Market Price as of such date.

                  Additionally, there is an agreement between Merrill Lynch and Co., Montgomery Securities, as representative of the several underwriters, and Kasen Development, Inc. dated November 12, 1996, restricting Kasen Development, Inc.'s ability to sell its Series A-3 Preferred Stock or Common Stock for a period of 180 days.

                  Kajima Corporation owns 50% of the outstanding shares of capital stock of Kasen Development, Inc. and as such is the beneficial owner of the Series A-3 Preferred Stock owned of record by Kasen Development, Inc. and the Common Stock into which the Series A-3 Preferred Stock may be converted. Kajima Corporation also owns 100% of the outstanding shares of capital stock of Kajima U.S.A. Inc., a Delaware corporation with a principal place of business at 320 Park Avenue, 26th Floor, New York, New York 10022-6815. Kajima U.S.A. Inc. owns 1,000,000 shares of Series A-1 Preferred Stock of the Issuer which are also convertible into Common Stock of the Issuer upon the same terms and conditions as the Series A-3 Preferred Stock. Kajima U.S.A. Inc. additionally owns 2,609 shares of Common Stock. If each of Kajima U.S.A. Inc. and Kasen Development, Inc. converted all of their Series A-1 Preferred Stock and Series A-3 Preferred Stock, respectively, into Common Stock at the Market Price as of December 31, 1996, Kajima Corporation would beneficially own 1,562,609 shares of Common Stock. Based on the number of shares of Common Stock outstanding as at December 31, 1996, Kajima Corporation would thereby beneficially own 10.5% of the Common Stock. Kajima Corporation has filed a separate Schedule 13G jointly with Kajima U.S.A. Inc. with respect to the Series A-1 Preferred Stock and the Common
Stock owned of record by Kajima U.S.A. Inc. on the date hereof.

                  Kajima U.S.A. Inc., Kajima Corporation and Kasen Development, Inc. may from time to time consult amongst each other in connection with any determination regarding the voting or disposition of the Series A-1 Preferred Stock, Series A-3 Preferred Stock and/or the Common Stock, and the conversion of the Series A-1 Preferred Stock and/or Series A-3 Preferred Stock into the Common Stock.

                  This Schedule 13G is filed on behalf of Kajima Corporation and Kasen Development, Inc. (please see Exhibit B attached hereto).




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